Exhibit 99.1

voxeljet AG Announces Proposed Offering of Ordinary Shares

7/15/2021

Resolves Capital Increase Against Cash Contributions from Authorized Capital

FRIEDBERG, Germany--(BUSINESS WIRE)-- voxeljet AG (WKN: A2QBGM / ISIN: US92912L2060) (NASDAQ: VJET) (the "Company", or "voxeljet") management board today approved, with the consent of the supervisory board, an increase in the company’s registered share capital against cash contributions, under exclusion of the subscription rights of existing shareholders, in an amount of up to EUR 1,770,175.00. In conjunction with the capital increase, the company will issue new registered ordinary shares with dividend entitlements beginning for the 2021 financial year, which will be offered in the form of American Depositary Receipts (“ADRs”). Each ADR represents one ordinary share. The placement will take place today. The ADRs are listed on NASDAQ.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The offer price is expected to be set and announced by the management board today. The Company intends to use the net proceeds of the issuance for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Important Additional Information

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

This proposed offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-255911) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective on May 14, 2021. A prospectus supplement related to the capital increase and the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus may also be obtained from the Company or from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as "expect", "believe", "estimate", "intend", "strive", "assume" and similar expressions. These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy. You should not place undue reliance on these statements. voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet AG will realize the anticipated benefits of any transaction. Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG. These risks and other factors are discussed in more detail in the company’s public filings with the SEC. It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements. Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date. The company disclaims any obligation to update any forward-looking statements except as may be required by law.

Investors and Media

Johannes Pesch

Director Business Development & Investor Relations

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Source: voxeljet AG